CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Centillium Communications, Inc. of our reports dated March 13, 2008, with respect to the consolidated financial statements and schedule of Centillium Communications, Inc. and the effectiveness of internal control over financial reporting of Centillium Communications Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2007:

- Registration Statement on Form S-3 (No. 333-107445) pertaining to the registration of securities aggregating $90,000,000.
- Registration Statements on Form S-8 (No. 333-48534) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan
- Registration Statements on Form S-8 (No. 333-56610) pertaining to the 1997 Stock Plan, 2000 Employee Stock Purchase Plan, 2001 Nonstatutory Stock Option Plan vEngines, Inc. and 2000 Stock Incentive Plan.
- Registration Statements on Form S-8 (No. 333-85236) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan.
- Registration Statements on Form S-8 (No. 333-103271) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan.
- Registration Statements on Form S-8 (No. 333-113318) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan.
- Registration Statements on Form S-8 (No. 333-123280) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan.
- Registration Statements on Form S-8 (No. 333-132485) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan.
- Registration Statements on Form S-8 (No. 333-142552) pertaining to the 1997 Stock Plan and 2000 Employee Stock Purchase Plan.

/s/ Ernst & Young LLP

San Jose, California
March 13, 2008